UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

(Amendment No. 20)*

Danaher Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

23585110

(CUSIP Number)

Michael G. Ryan

2099 Pennsylvania Avenue, NW, 12th Floor

Washington, DC 20006-1813

(202) 828-0060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

Check the following box if a fee is being paid with the statement.  ☐ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Equity Group Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 20,000,000 8. Shared Voting Power None 9. Sole Dispositive Power 20,000,000 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%
14.	Type of Reporting Person OO

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Equity Group Holdings II LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,692,482 8. Shared Voting Power None 9. Sole Dispositive Power 3,692,482 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,692,482
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 1.2%
14.	Type of Reporting Person OO

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Steven M. Rales
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 19,262,884 8. Shared Voting Power 23,692,482 9. Sole Dispositive Power 19,262,884 10. Shared Dispositive Power 23,692,482

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,955,366
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 14.0%
14.	Type of Reporting Person IN

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Mitchell P. Rales
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 18,519,265 8. Shared Voting Power 23,692,482 9. Sole Dispositive Power 18,519,265 10. Shared Dispositive Power 23,692,482

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,211,747
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 13.7%
14.	Type of Reporting Person IN

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 20)

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

Danaher Corporation

This Amendment No. 20 to Schedule 13D amends and supplements, in accordance with Rule 13d-2, the Schedule 13D and amendments thereto previously filed by and on behalf of the Reporting Persons.

This Amendment No. 20 reflects a sale of 3,000,000 Shares by Steven M. Rales.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

As of the date hereof, Equity Group Holdings LLC is the beneficial owner of 20,000,000 Shares, representing approximately 6.5% of the approximately 307,800,000 Shares outstanding on October 13, 2006 (“Shares Outstanding”), as disclosed in Danaher Corporation’s Form 10-Q for the quarter ended September 29, 2006 (the “Form 10-Q”). As of the date hereof, Equity Group Holdings II LLC is the beneficial owner of 3,692,482 Shares representing approximately 1.2% of the Shares Outstanding, as disclosed in the Form 10-Q. As of the date hereof, Steven M. Rales is the beneficial owner of 42,955,366 Shares representing approximately 14.0% of the Shares Outstanding, as represented in the Form 10-Q, which ownership includes (i) all of the 23,692,482 Shares owned by Equity Group Holdings LLC and Equity Group Holdings II LLC, of which Steven M. Rales and Mitchell P. Rales are the only members, and (ii) 12,000,000 shares owned by SMRDHR LLC, of which Steven M. Rales is the sole member, 7,161,129 shares owned directly by Steven M. Rales, 1,755 shares attributable to Steven M. Rales’ 401(k) account, and 100,000 shares owned by a charitable foundation of which Steven M. Rales is a director. Steven M. Rales disclaims beneficial ownership of those shares that are owned directly or through a 401(k) account or single-member LLC by Mitchell P. Rales, and also disclaims beneficial ownership of all shares held through a charitable foundation. As of the date hereof, Mitchell P. Rales is the beneficial owner of 42,211,747 Shares representing approximately 13.7% of the Shares Outstanding, as represented in the Form 10-Q, which ownership includes (i) all of the 23,692,482 Shares owned by Equity Group Holdings LLC and Equity Group Holdings II LLC, of which Steven M. Rales and Mitchell P. Rales are the only members, and (ii) 12,000,000 Shares owned by MPRDHR LLC, of which Mitchell P. Rales is the sole member, 5,980,931 Shares owned directly by Mitchell P. Rales, 41,294 Shares attributable to Mitchell P. Rales’ 401(k) account, 422,040 Shares owned by an IRA for the benefit of Mitchell P. Rales and 75,000 Shares owned by a charitable foundation of which Mitchell P. Rales is a director. Mitchell P. Rales disclaims beneficial ownership of those Shares that are owned directly or through a 401(k) account, IRA or single-member LLC by Steven M. Rales, and also disclaims beneficial ownership of all Shares held through a charitable foundation. Shares held by Equity Group Holdings LLC, Equity Group Holdings II LLC, SMRDHR LLC and MPRDHR LLC are pledged to secure lines of credit with certain banks and each of these entities is in compliance with these lines of credit. Shares held directly by Steven M. Rales and/or Mitchell P. Rales are pledged as collateral to secure a loan of Shares by Capital Yield Corporation, an entity owned by Messrs. Steven M. Rales and Mitchell P. Rales.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2006

By:	/s/ STEVEN M. RALES
Steven M. Rales

By:	/s/ MITCHELL P. RALES
Mitchell P. Rales

EQUITY GROUP HOLDINGS LLC

By:	/s/ MICHAEL G. RYAN
Michael G. Ryan, Vice President

EQUITY GROUP HOLDINGS II LLC

By:	/s/ MICHAEL G. RYAN
Michael G. Ryan, Vice President